A 4/4

SEC 06006955 ISSION

AB 3/29/06

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

RECEIVED MAIL PROCESSING MAR 01 2006 WASH, D.C. 209 SECTION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 31924 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Investment Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 The Corners Parkway, Suite 250
(No. and Street)

Norcross, (City) Georgia (State) 30092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas P. Williams (770-243-8124) or Bob McCullough (770-243-8449)
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 2800, Atlanta, GA 30308
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Douglas P. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Investment Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARTHA JEAN CORY
NOTARY
EXPIRES
GEORGIA
JUNE 24, 2008
PUBLIC
GWINNETT COUNTY

Signature

Vice President
Title

Martha Jean Cory
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

## Wells Investment Securities, Inc.

*For the Year ended December 31, 2005*
*with Report of Independent Registered Public Accounting Firm*

Wells Investment Securities, Inc.

Financial Statements
and Supplemental Schedules

For the Year Ended December 31, 2005

## Contents


Report of Independent Registered Public Accounting Firm ..... 1

Audited Financial Statements

Statement of Financial Condition ..... 2
Statement of Income ..... 3
Statement of Changes in Stockholder's Equity ..... 4
Statement of Cash Flows ..... 5
Notes to Financial Statements ..... 6

Supplemental Schedules

Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ..... 18
Schedule II – Statement Regarding SEC Rule 15c3-3 ..... 19
Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 ..... 20

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Wells Investment Securities, Inc.

We have audited the accompanying statement of financial condition of Wells Investment Securities, Inc. (a wholly owned subsidiary of Wells Real Estate Funds, Inc.) as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Investment Securities, Inc. at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 17, 2006

Wells Investment Securities, Inc.

Statement of Financial Condition

December 31, 2005

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $3,378,375 |
| Commissions, dealer-manager fees and distribution fees receivable from affiliates *(Note 3)* | 384,062 |
| Accounts receivable from broker-dealers | 8,802 |
| Prepaid expenses and other current assets | 105,626 |
| Other assets, net *(Note 3)* | 1,276,564 |
| Total assets | $5,153,429 |
| | |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Accounts payable and accrued expenses | $ 536,682 |
| Accounts payable to broker-dealers | 1,017,555 |
| Due to affiliates *(Note 3)* | 229,506 |
| Total liabilities | 1,783,743 |
| | |
| Commitments and contingencies *(Note 7)* | |
| | |
| Stockholder's equity: | |
| Common stock ($1 par value; 100,000 shares authorized; 6,000 shares issued and outstanding) | 6,000 |
| Additional paid-in capital | 2,610,902 |
| Accumulated earnings | 752,784 |
| Total stockholder's equity | 3,369,686 |
| Total liabilities and stockholder's equity | $5,153,429 |

*See accompanying notes to the financial statements.*

## Wells Investment Securities, Inc.

## Statement of Income

For the Year Ended December 31, 2005

| | |
|---|---|
| Revenues: | |
| Selling commissions | $90,981,322 |
| Dealer-manager fees | 30,190,631 |
| Reimbursement income – related party *(Note 3)* | 2,004,959 |
| Mutual Fund commissions and distribution fees | 2,243,165 |
| Contingent deferred sales load fees | 172,674 |
| Interest and other income | 22,268 |
| Total revenues | 125,615,019 |
| Expenses: | |
| Selling commissions re-allowed to participating broker-dealers | 90,981,322 |
| Marketing fees re-allowed to participating broker-dealers | 15,012,075 |
| Salaries, sales based compensation and benefits | 14,419,410 |
| Mutual Fund commissions and distribution fees re-allowed to participating broker-dealers | 1,717,486 |
| General and administrative | 1,644,542 |
| Amortization of other assets | 493,756 |
| SIPC and NASD fees | 227,770 |
| Total expenses | 124,496,361 |
| Income before taxes | 1,118,658 |
| Income tax expense: | |
| Federal | 384,343 |
| State | 54,912 |
| Total income tax expense | 439,255 |
| Net income | $ 679,403 |

*See accompanying notes to the financial statements.*

Wells Investment Securities, Inc.

Statement of Changes in Stockholder's Equity

| | Common Stock | | Additional Paid-in Capital | Accumulated Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance at January 1, 2005 | 6,000 | $6,000 | $2,610,902 | $ 73,381 | $2,690,283 |
| Net income | – | – | – | 679,403 | 679,403 |
| Balance at December 31, 2005 | 6,000 | $6,000 | $2,610,902 | $ 752,784 | $3,369,686 |

*See accompanying notes to the financial statements.*

# Wells Investment Securities, Inc.

## Statement of Cash Flows

For the Year Ended December 31, 2005

| | |
|---|---|
| **Operating activities** | |
| Net income | $ 679,403 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Amortization of other assets | 493,756 |
| Changes in assets and liabilities: | |
| Decrease in commissions, dealer-manager fees and distribution fees receivable from affiliates | 628,833 |
| Decrease in accounts receivable from broker-dealers | 7,842 |
| Increase in other assets | (417,189) |
| Decrease in due from affiliates | 700,897 |
| Increase in prepaid expenses | (31,130) |
| Decrease in accounts payable and accrued expenses | (999,259) |
| Decrease in accounts payable to broker-dealers | (496,307) |
| Increase in due to affiliates | 183,074 |
| Total adjustments | 70,517 |
| Net cash provided by operating activities | 749,920 |
| | |
| Cash and cash equivalents at beginning of year | 2,628,455 |
| Cash and cash equivalents at end of year | $ 3,378,375 |
| | |
| **Supplemental non-cash investing and financing disclosures** | |
| Other assets acquired with advances from affiliates | $ 286,132 |
| | |
| **Supplemental financial information** | |
| Income taxes paid | $ 475,140 |

*See accompanying notes to the financial statements.*

Wells Investment Securities, Inc.

Notes to Financial Statements

December 31, 2005

## 1. Organization and Business

Wells Investment Securities, Inc. (the "Company") was organized on April 20, 1984 as a corporation under the Georgia Business Corporation Code, and commenced operations on May 22, 1984. Upon its formation effective February 17, 1997, Wells Real Estate Funds, Inc. ("WREF") became the sole stockholder of the Company. Leo F. Wells, III is the sole stockholder of Wells Real Estate Funds, Inc.

During 2005, the Company acted as an agent in connection with the management, coordination, and distribution of securities issued by Wells Real Estate Investment Trust, Inc. ("Wells REIT I"), Wells Real Estate Investment Trust II, Inc. ("Wells REIT II"), Wells S&P REIT Index Fund (the "Mutual Fund"), Wells Real Estate Fund XIV, L.P., and certain affiliated private ventures (collectively, the "Products"). Wells Real Estate Fund XIV, L.P. was closed for new investors as of April 30, 2005. Wells Capital, Inc. ("Wells Capital") serves as the Advisor to Wells REIT I and Wells REIT II, and is the corporate general partner of certain affiliated public limited partnerships ("certain of the Wells Real Estate Funds"). Wells Asset Management ("WAM") serves as the Advisor to the Mutual Fund. Wells Management Company, Inc. ("Wells Management") sponsors the equity offerings for certain affiliated private ventures and also serves as an advisor to Wells REIT I. In addition to the Company, Wells Capital, WAM and Wells Management are also wholly owned subsidiaries of WREF.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). In connection therewith, the Company pays certain fees to the Securities Investor Protection Corporation ("SIPC"), an agency created to insure customers against losses from failed brokerage firms. The Company does not hold customer securities or customer funds and, accordingly, qualifies for the exemption provisions of the SEC customer protection rule under the Securities Exchange Act of 1934 (Rule 15c3-3).

## 2. Summary of Significant Accounting Policies

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

## 2. Summary of Significant Accounting Policies (continued)

### Revenue Recognition

The Company's revenues are primarily comprised of selling commissions and dealer-manager fees earned as compensation in connection with the distribution of the Products. Commissions and dealer-manager fees are recognized on a trade-date basis. The Company re-allows substantially all selling commissions, and generally up to 1.5% of the dealer-manager fees in the form of marketing fees to the participating broker-dealers involved in the distribution and sale of the Products.

### Cash and Cash Equivalents

The Company maintains three accounts consisting of demand deposits and short-term investments with two financial institutions. These accounts are insured up to $100,000 per institution by the U.S. Federal Deposit Insurance Corporation. The total deposits generally exceeded the insurance limits during the year. The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

In addition to these cash deposits, commissions, dealer-manager fees and distribution fees receivable from affiliates may also subject the Company to credit-risk (Note 3).

### Accounts Receivable from Broker-dealers

Accounts receivable from broker-dealers generally represent commissions and marketing fees paid on investments that were subsequently cancelled within the Company's 30-day cancellation period. Pursuant to the underlying selling agreements with participating broker-dealers, the Company is entitled to full recourse for such overpayments. As of December 31, 2005, the Company had requested reimbursement for all such overpayments.

### Reserve for Doubtful Accounts Receivable

As of December 31, 2005, all significant outstanding receivables were due from affiliates. Management believes that all significant receivables are collectible based on the financial viability of, and historical collections from, such affiliates. Accordingly, no reserves for such receivables have been provided for in the accompanying financial statements.

## 2. Summary of Significant Accounting Policies (continued)

### Prepaid Expenses & Other Current Assets

Prepaid expenses and other current assets primarily consist of NASD Personnel and Sales Assessment fees and the Company's fidelity bond premium, which the Company paid during 2005 and will amortize on a straight-line basis during 2006. Additionally, prepaid expenses include deposits held at the Central Registration Depository ("CRD"), a system designed to provide banking services to NASD member firms. Among other things, these deposits are applied against recurring NASD fees related to examinations, registrations, and licensing as incurred by the Company.

### Other Assets, Net

The Company has financed the payment of certain commissions on behalf of investors in Wells REIT I, Wells Real Estate Fund XIII, L.P., and the Mutual Fund. Wells REIT I and Wells Real Estate Fund XIII, L.P. reimburse commissions financed on behalf of their investors by withholding and remitting a portion of operating distributions otherwise distributable to such investors to the Company over a six-year period. Commissions financed on behalf of the investors in the Mutual Fund are capitalized and amortized over six years and one year for Class B shares and Class C shares, respectively. As Mutual Fund investors redeem Class B shares or Class C shares, the Company earns contingent deferred sales load fees calculated based on a schedule of percentages of the dollar amount of shares redeemed, which decline over time relative to the length of time that the shares were outstanding during the amortization period.

Management continually monitors events and changes in circumstances that could indicate that carrying amounts of other assets may not be recoverable and has determined that there has been no impairment in the carrying value of other assets during 2005.

### Liabilities

As of December 31, 2005, the Company had no liabilities which were subordinated to claims of its creditors.

## 2. Summary of Significant Accounting Policies (continued)

### Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, whereby deferred taxes are provided for based upon the differences between the financial statement and tax basis of assets and liabilities using currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements according to the changes in deferred tax assets or liabilities between years.

### Risks and Uncertainties

The substantial majority of the Company's revenues are generated from the sale of the Products. Accordingly, a decline in such sales could detrimentally impact the Company's financial condition and results of operations in the future.

## 3. Related Party Transactions

### Selling Commissions, Dealer-Manager Fees and Distribution Fees

The Company earns selling commissions from the sale of the Products. During 2005, selling commissions were calculated based on the following percentages of gross investment proceeds raised by the issuers of the Products: up to 7% for Wells REIT II and Wells Real Estate Fund XIV, L.P., equal to 5% for certain affiliated private ventures, and up to 4% for Class A shares of the Mutual Fund. For securities issued pursuant to Wells REIT I's Dividend Reinvestment Plan ("DRP"), selling commissions were calculated equal to 5% of gross investment proceeds; however, Wells REIT I has eliminated all commissions to be paid on shares issued under its DRP effective for the third quarter of 2006 dividend payment. Wells REIT II's DRP paid selling commissions of 5% through the third quarter of 2005; on August 10, 2005, Wells REIT II adopted an amended and restated DRP, which eliminated all commissions paid on shares issued under its DRP effective for the fourth quarter 2005 dividend payment.

The Company earns dealer-manager fees, calculated as 2.5% of the gross investment proceeds raised, from the distribution of Wells REIT II, Wells Real Estate Fund XIV, L.P. and certain affiliated private ventures. However, there is no dealer-manager fee earned from the distribution of shares from either Wells REIT I or Wells REIT II DRP.

## 3. Related Party Transactions (continued)

### Selling Commissions, Dealer-Manager Fees and Distribution Fees (continued)

The Company earns distribution fees from the distribution of shares of the Mutual Fund. During 2005, distribution fees were calculated based on a range from 0.25% to 1.00% of the average daily net assets allocable to the respective class of shares of the Mutual Fund.

The detail of commissions, dealer-manager fees and distribution fees receivable from affiliates as of December 31, 2005 is provided below:

| | |
|---|---|
| Wells REIT II | $ 189,513 |
| Mutual Fund | 194,549 |
| Total | $ 384,062 |

### Other Assets, Net

Other assets, net consist primarily of commissions financed by the Company, for which funding has been provided by Wells Capital on behalf of investors in Wells REIT I, Wells Real Estate Fund XIII, L.P., and the Mutual Fund. Commissions financed on behalf of the investors in the Mutual Fund are capitalized and amortized over six years and one year for Class B shares and Class C shares, respectively. As of December 31, 2005, the accumulated amortization of $764,362 and $90,218 related to Class B and Class C shares, respectively, was included in other assets, net.

## 3. Related Party Transactions (continued)

### Other Assets, Net (continued)

The detail of other assets, net, as of December 31, 2005, is provided below:

| | |
|---|---|
| Due from Class B share mutual fund investors | $1,161,376 |
| Due from Class C share mutual fund investors | 59,664 |
| Due from Wells REIT I investors | 53,059 |
| Due from Wells Real Estate Fund XIII, L.P. investors | 2,465 |
| Total | $1,276,564 |

### Due To Affiliates

The detail of due to affiliates as of December 31, 2005 is provided below:

| | |
|---|---|
| Wells REIT I | $ 350 |
| Wells REIT II | 108,756 |
| Well Capital | 120,400 |
| Total | $ 229,506 |

The aforementioned balances due to Wells REIT I and Wells REIT II are primarily for overpayments of commissions and dealer-manager fees received by the Company. The balance due to Wells Capital primarily represents charges payable pursuant to the Payroll Reimbursement and Administrative Support Services Agreement (as outlined below) and reimbursements related to the financing by Wells Capital on behalf of the Company of certain commissions as described in Other Assets, Net.

### Payroll Reimbursement and Administrative Support Services Agreement

Effective January 1, 2004, the Company and Wells Capital entered into a Payroll Reimbursement and Administrative Support Services Agreement (the "Administrative Agreement"). This agreement was automatically extended for one year on January 1, 2005 pursuant to its terms.

Wells Capital has agreed to reimburse the Company for all non-sales based compensation earned by the Company's NASD licensed and registered wholesale representatives, which is included in salaries, sales-based compensation and benefits in the accompanying

**3. Related Party Transactions (continued)**

**Payroll Reimbursement and Administrative Support Services Agreement (continued)**

statement of income. During 2005, Wells Capital reimbursed $2,004,959 to the Company for such expenses, which is recorded as reimbursement income – related party in the accompanying statement of income.

Under the Administrative Agreement, the Company has also agreed to reimburse Wells Capital for administrative support services, including the costs associated with Wells Capital's Information Technology, Corporate Accounting, Accounts Payable, Human Resources and Risk Management and Finance departments and excluding the related payroll costs and costs otherwise reimbursable to Wells Capital from other parties. The Company is required to reimburse Wells Capital for an allocation of such costs based on the Company's employee headcount relative to all personnel employed by WREF's subsidiaries provided that, following such reimbursements, the Company maintains retained earnings and revenues sufficient to satisfy the minimum net capital requirements of the SEC (Note 4). During 2005, the Company reimbursed $1,412,502 to Wells Capital for such expenses, which are included in general and administrative expenses in the accompanying statement of income.

**4. Net Capital Computation**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. As of December 31, 2005, the Company had net capital of $1,809,033, as compared to required net capital of $118,917. As of December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was 0.99 to 1.

## 5. Income Taxes

Income tax expense is comprised of the following for the year ended December 31, 2005:

| | |
|---|---|
| Current: | |
| Federal | $384,343 |
| State | 54,912 |
| Total current income tax expense | $439,255 |

As of December 31, 2005, the Company had no deferred tax assets or liabilities as there are no differences between the financial reporting and tax bases of assets and liabilities.

The reconciliation of the income tax expense computed at the U.S. federal statutory rate to the income tax expense recorded for financial reporting provided below:

| | Amount | Percentage |
|---|---|---|
| Tax expense at the U.S. federal statutory rate | $402,859 | 35% |
| State tax expenses, net of federal tax benefit | 36,249 | 3 |
| Non-deductible expenses | 147 | 0 |
| Income tax expense | $439,255 | 38% |

## 6. Defined Contribution Plan

Wells & Associates, Inc., an affiliate of the Company, sponsors a 401(k) defined contribution plan (the "Plan") under which the Company is allowed to make contributions for all of its employees. Eligible participants may contribute up to 11% of their annual compensation, subject to maximum amounts established by the United States Internal Revenue Service. The Company makes employer-matching contributions equal to $0.25 per dollar invested in the Plan for participants during their first two years of service. At the beginning of the quarter following the participants' second year of service, the Company increases matching contributions to $0.50 per dollar invested in the Plan. At the beginning of the quarter following the participants' third year of service, the Company increases matching contributions to $0.75 per dollar invested in the Plan. At the beginning of the quarter following the participants' fourth year of service, the Company increases matching contributions to $1.00 per dollar invested in the Plan. Employer matching contributions are 100% vested and non-forfeitable. Pursuant to the Administrative Agreement, Wells Capital reimburses the Company for employer-matching contributions incurred in connection with the payroll costs reimbursed to the Company for non-sales based compensation (Note 3). During 2005, the Company incurred $603,042 in employer matching contributions to the Plan, of which Wells Capital reimbursed $86,679 to the Company.

## 7. Commitments and Contingencies

In the ordinary course of business, the Company may become subject to litigation or claims. Except as disclosed below, there are no material pending legal proceedings or proceedings known to be contemplated by governmental authorities involving the Company.

### Richards Case

On or about July 30, 2003, L. James Richards ("Mr. Richards") filed a lawsuit in the United States District Court, Northern District of Georgia, against the Company and WREF alleging discrimination against him on the basis of his religion when he was not offered employment as a wholesaler. The Complaint was answered on October 9, 2003, denying Mr. Richards' allegations in their entirety.

From October 31, 2005 through November 3, 2005, the case was tried before a jury in the United States District Court for the Northern District of Georgia with Mr. Richards seeking damages of approximately $2.7 million. The trial ended in a mistrial because the jurors were unable to reach a unanimous decision. The Court has not yet set a retrial date.

**7. Commitments and Contingencies (continued)**

**Richards Case (continued)**

The Company and WREF intend to continue to dispute and vigorously defend against these claims.

At this time, management is unable to determine whether the likelihood of an unfavorable outcome is either probable or remote. However, Wells Capital, an affiliate of the Company, has been and is expected to continue to fund the legal fees incurred in connection with defending this case. Accordingly, no reserves have been provided for in the accompanying financial statements.

**Sutter Case**

On August 10, 2005, Sutter opportunity Fund 3, LLC, Sutter Capital Management, LLC, and MPF Advisors, Inc. (collectively "the Plaintiffs") filed a lawsuit in the Superior Court of Fulton County, State of Georgia against the Company, WREF, Wells Real Estate Funds I-XII, and a number of affiliated individuals (collectively "the Defendants") alleging lack of specific performance, equitable accounting, breach of fiduciary duties, breach of contract, and bad faith when the Plaintiffs requested a list of shareholders names, addresses and telephone numbers. The Plaintiffs have now filed a claim requesting the court to require the Defendants turn over the list of shareholders. On September 12, 2005, an answer and counterclaim on behalf of the Defendants was filed. Wells Capital and Wells Partners, L.P., an affiliated private venture of WREF, filed counterclaims against the Plaintiffs seeking damages, injunctive relief, and reasonable attorney's fees and litigation expenses. On September 30, 2005, consent motions to dismiss certain of the affiliated Defendants were filed. On October 5, 2005, the Plaintiffs' counsel sent a letter to the Defendants' counsel stating the Plaintiffs intended to move to dismiss the Defendants' counterclaims within seven (7) days if they did not receive a voluntary dismissal. On October 25, 2005, the Defendants filed the following pleadings: 1) answer of certain affiliated Defendants; 2) Defendant's motion to dismiss, or in the alternative, for summary judgment and incorporated brief, and Defendant's motion and incorporated brief to transfer venue; 3) Defendant's response to Plaintiff's first continuing interrogatories; 4) Defendants Wells Capital and Wells Partners, L.P. response to Plaintiff's Request for Production of Documents; and 5) verifications of the Company and affiliated Defendants.

The damages sought by the Plaintiffs include the submission of a list of shareholders, and reimbursement of costs including attorney's fees and punitive damages. The Company and the affiliated Defendants intend to continue to dispute and vigorously defend against

**7. Commitments and Contingencies (continued)**

**Sutter Case (continued)**

these claims. At this time, management is unable to determine whether the likelihood of an unfavorable outcome is either probable or remote, however, in management's opinion, the impact of an unfavorable outcome will be immaterial to the Company. Accordingly, no reserves have been provided for in the accompanying financial statements.

# Supplemental Schedules

Wells Investment Securities, Inc.

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2005

| | |
|---|---|
| **Net capital** | |
| Total stockholder's equity per financial statements | $ 3,369,686 |
| Deduct assets not allowable for net capital | (1,560,653) |
| Net capital per Rule 15c3-1 | $ 1,809,033 |
| | |
| **Aggregate indebtedness** | |
| Total liabilities per financial statements | $ 1,783,743 |
| Total aggregate indebtedness | $ 1,783,743 |
| | |
| **Computation of basic net capital requirement** | |
| Minimum net capital required | $ 118,917 |
| | |
| Net capital surplus at 1500% | $ 1,690,116 |
| | |
| Net capital surplus at 1000% | $ 1,630,659 |
| | |
| Ratio: aggregate indebtedness to net capital | 0.99 to 1 |
| **Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2005)** | |
| Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report | $ 1,872,245 |
| Audit adjustments: | |
| Cash | (11,885) |
| Accounts receivable | (9,595) |
| Accounts payable and accrued expenses | (41,732) |
| Net capital per above | $ 1,809,033 |

Wells Investment Securities, Inc.

Schedule II
Statement Regarding SEC Rule 15c3-3

December 31, 2005

**Exemptive Provision**

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
Wells Investment Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Wells Investment Securities, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 17, 2006